1934 Act Registration No. 333 - 13904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2006

MTR CORPORATION LIMITED

(Exact Name of Registrant as Specified in Its Charter)

MTR Tower

Telford Plaza

33 Wai Yip Street

Kowloon Bay

Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  Ö            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No  Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Report on Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.

With respect to the Company’s business, including its railway operations and property operations, such factors include, among others, the following:

•	general political, social and economic conditions in Hong Kong, the Mainland of China and elsewhere in Asia;

•	the level of interest rates prevailing in Hong Kong;

•	accidents and natural disasters;

•	the terms on which the Company finances its working capital and capital expenditure requirements;

•	the implementation of new projects and the timely and effective development of the railway and any disruptions to that implementation and development;

•	changes in the fares for the Company’s services;

•	competition from alternative modes of transportation, in particular franchised buses and public light buses;

•	the Company’s ability to complete property developments on time and within budget;

•	competition from other property developments;

•	the Company’s relationship with the Government of the Hong Kong Special Administrative Region (the “Government”);

•	the Government’s policies relating to transportation and land use planning in Hong Kong, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change);

•	the Government’s policies relating to property ownership and development, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change);

•	the possible merger of the Company with the Kowloon-Canton Railway Corporation; and

•	other factors beyond the Company’s control.

EXHIBITS

Exhibit Number		Page
1.1	Announcement dated January 18, 2006	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR CORPORATION LIMITED

By:	/s/ Lila Fong
Name:	Lila Fong
Title:	Legal Manager - Secretarial

Date: January 19, 2006

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MTR CORPORATION LIMITED

(the “Company”)

(Incorporated in Hong Kong with limited liability)

(Stock Code: 66)

SITE AB OF TSEUNG KWAN O TOWN LOT NO.70, AREA 86,

TSEUNG KWAN O, SAI KUNG, NEW TERRITORIES

DISCLOSEABLE TRANSACTION AND

CONNECTED TRANSACTION

On 18th January, 2006, the Company accepted an offer from the Government to allow the Company to proceed with the proposed development on Site AB subject to the Company’s acceptance of Government’s assessment of premium for Site AB (being HK$8,061,470,000, which will be borne by the Developer of Site AB) and of the terms of the Modification Letter and ancillary terms and conditions.

This transaction is a discloseable transaction under Chapter 14 of the Listing Rules and is subject to the requirements for the publication of an announcement and the distribution and publication of a circular in accordance with Rules 14.34 and 14.38, respectively, of the Listing Rules.

As the Government is a controlling shareholder of the Company and therefore a connected person of the Company, the transaction is also a connected transaction for the Company under Rule 14A.13 of the Listing Rules. As disclosed in the announcement of the Company dated 13th January, 2005, the Stock Exchange has granted the Waiver to the Company from the requirements under Chapter 14A of the Listing Rules which would otherwise apply to connected transactions between the Company and the Government subject to the conditions described below under the heading “General”.

This announcement is made in accordance with Chapter 14 of the Listing Rules, the conditions of the Waiver and Rule 14A.47 of the Listing Rules. Details of the transaction will be disclosed in the circular to be distributed and published in accordance with Rule 14.38 of the Listing Rules on or about 8th February, 2006 and in the next annual report of the Company in accordance with Rule 14A.45 of the Listing Rules.

Acceptance of Government’s Offer and Modification Letter

On 18th January, 2006, the Company accepted an offer from the Government to allow the Company to proceed with the proposed development on Site AB subject to (a) the Company’s acceptance of Government’s assessment of premium for Site AB and of the terms of the Modification Letter, and (b) ancillary terms and conditions. Under the terms of Government’s offer, a binding contract between the parties arises when Government receives the Company’s acceptance. The Company delivered the acceptance to Government on 18th January, 2006. The Modification Letter is to be executed within three calendar months from that date. The Modification Letter contains details relating to the arrangements for the implementation of the proposed development on Tseung Kwan O Town Lot No.70. It is proposed that the original Site A and Site B of Tseung Kwan O Town Lot No.70 will be amalgamated into one site to be renamed Site AB. The Modification Letter fixes the boundary of Site AB, defers the expiry dates of the building covenant periods, revises the requirements relating to the Government accommodation, requires the Company to make payments in respect of noise mitigation measures and sets out the development parameters. The entire site area of Tseung Kwan O Town Lot No.70 is approximately 326,751 square metres and this has not been altered since the Conditions of Grant and will not be altered by the Modification Letter. A new Tseung Kwan O South station will be situated within the Tseung Kwan O Town Lot No.70. The total gross floor area of the development on Site AB will be not less than 185,818 square metres and not more than 309,696 square metres. Site AB will include residential accommodation, a kindergarten and parking spaces. The Company is required to pay to the Government the premium for Site AB, which was assessed by the Valuation Section of the Lands Department of the Government to be HK$8,061,470,000, by reference to the full market value of Site AB, ignoring the presence of the railway. The value of Site AB, by reference to the premium assessed, was HK$8,061,470,000 as at 18th January, 2006. The Company is required to pay the premium for Site AB in one lump sum within 3 calendar months from 18th January, 2006. The premium will be paid by the Developer of Site AB.

Reasons for accepting Government’s offer and executing the relevant documentation

The Company has accepted Government’s offer and has executed relevant documentation and proposes to execute the Modification Letter in order to be allowed to proceed with the proposed development on Site AB. On the basis that the assessed premium for Site AB is considered to be in line with current market values, and having regard to all of the terms and conditions of the Government’s offer, the Directors (including the independent non-executive Directors) believe that the terms of Government’s offer and the relevant documentation (including the Modification Letter) are fair and reasonable and in the interests of the shareholders of the Company as a whole.

General

This announcement is made in accordance with Chapter 14 of the Listing Rules, the conditions of the Waiver and Rule 14A.47 of the Listing Rules.

Discloseable Transaction

The transaction is a discloseable transaction under Chapter 14 of the Listing Rules and is subject to the requirements for the publication of an announcement and the distribution and publication of a circular in accordance with Rules 14.34 and 14.38, respectively, of the Listing Rules. The Company will send a circular to its shareholders and the Stock Exchange and arrange for its publication within 21 days after the publication of this announcement.

Connected Transaction

As the Government is a controlling shareholder of the Company and therefore a connected person of the Company, the transaction is also a connected transaction for the Company under Rule 14A.13 of the Listing Rules. As disclosed in the announcement of the Company dated 13th January, 2005, the Stock Exchange has granted the Waiver to the Company from the requirements under Chapter 14A of the Listing Rules which would otherwise apply to connected transactions between the Company and the Government involving land and land interests subject to certain conditions. Under the Waiver, the Company is required to make an announcement of the transaction in accordance with Rule 14A.47 of the Listing Rules and to disclose details of the transaction in its next annual report in accordance with Rule 14A.45 of the Listing Rules. The Company is also required under the Waiver to make the transaction subject to the approval of the Board of Directors, with the Directors appointed by the Government under section 8 of the Mass Transit Railway Ordinance (Cap. 556) and any Director who holds a position in the Government being required to abstain from voting. Accordingly, Mr. Frederick Ma Si-hang (represented by his alternate director, Mr. Martin McKenzie Glass), the Secretary for the Environment, Transport and Works and the Commissioner for Transport disclosed their interest in the transaction at the meeting of the Board of Directors on 10th January, 2006 and they each abstained from voting on the relevant Board resolutions.

Details of the transaction will be disclosed in the circular to be distributed and published in accordance with Rule 14.38 of the Listing Rules on or about 8th February, 2006 and in next annual report of the Company in accordance with Rule 14A.45 of the Listing Rules.

Principal activities of the Company

The principal activities of the Company and its subsidiaries are (a) the operation of a mass transit railway system, (b) property development at locations relating to the railway system, (c) related commercial activities, (d) the construction and operation of the Tung Chung Cable Car Project and related tourist development, (e) the planning and construction of future extensions to the railway system and other related infrastructure projects, (f) consultancy services, (g) the operation of a smart card system by Octopus Cards Limited, and (h) equity investments and long term operation and maintenance contracts outside of Hong Kong.

Definitions

“Conditions of Grant”	means the particulars and conditions for the grant of an agreement for lease by private treaty of Tseung Kwan O Town Lot No.70 between the Government and the Company dated 16th May, 2002 as varied or modified by a modification letter dated 19th April, 2005;

“Developer”	means Rich Asia Investments Limited, which was the successful tenderer in the tender to develop Site AB;

“Development Agreement”	means the agreement to be entered into between the Company and the Developer in respect of the development of Site AB;

“Directors”	means members of the board of directors of the Company;

“Government”	means the Government of the Hong Kong Special Administrative Region of the People’s Republic of China;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“Modification Letter”	means the further modification letter to be entered into between the Company and the Government in relation to the Conditions of Grant;

“Site AB”	means Site AB of Tseung Kwan O Town Lot No.70, Area 86, Tseung Kwan O, Sai Kung, New Territories;

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited; and

“Waiver”	means the waiver granted by the Stock Exchange to the Company from the requirements under Chapter 14A of the Listing Rules (subject to certain conditions) which, for the avoidance of doubt, and as discussed in the announcement of the Company dated 24 October 2005, has been updated by the Stock Exchange to reflect the adjustments relating to Octopus Cards Limited discussed in that announcement, such that the Waiver which previously related to Octopus Cards Limited now also relates to (i) transactions between the Company and Octopus Holdings Limited, Octopus Cards Limited and their respective subsidiaries and (ii) transactions between Kowloon-Canton Railway Corporation and Octopus Holdings Limited, Octopus Cards Limited and their respective subsidiaries.

By Order of the Board Leonard Bryan Turk Secretary

Hong	Kong, 18th January, 2006

Members of the Board: Dr. Raymond Ch’ien Kuo-fung (Chairman)**, Chow Chung-kong (Chief Executive Officer), Professor Cheung Yau-kai*, David Gordon Eldon*, Christine Fang Meng-sang*, Edward Ho Sing-tin*, Lo Chung-hing*, T. Brian Stevenson*, Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**, Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)** and Commissioner for Transport (Alan Wong Chi-kong)**

Members of the Executive Directorate: Chow Chung-kong, Russell John Black, William Chan Fu-keung, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen, Francois Lung Ka-kui, Andrew McCusker and Leonard Bryan Turk

*	independent non-executive Directors
**	non-executive Directors

This announcement is made in English and Chinese. In the case of any inconsistency, the English version shall prevail.